

S 17018229

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkirk Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall Street, Suite 402
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Clark 509-777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fruci & Associates II PLLC
(Name – *if individual, state last, first, middle name*)

802 N. Washington St	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert B. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



Notary Public
State of Washington
IRENE L JOHNSON
My Appointment Expires Jun 13, 2018

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2017

Fruci & Associates II PLLC
802 N. Washington St.
Spokane, Washington
99201

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS:

STATEMENT OF FINANCIAL POSITION 2

STATEMENT OF INCOME 3

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS 5

STATEMENT OF CASH FLOWS 6

NOTES TO FINANCIAL STATEMENTS 7-12

SUPPLEMENTAL INFORMATION:

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 14

EXEMPTION REPORT SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENT OF "SPECIAL RESERVE BANK ACCOUNT FOR THE EXCLUSIVE BENEFITS OF ITS CUSTOMERS" AND INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION 15

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 16

RECONCILATION OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART II OF FORM X-17A-5 17





Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Selkirk Investments, Inc.

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2017, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Selkirk Investments Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investment Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investments Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
August 28, 2017

SELKIRK INVESTMENTS, INC.
Statement of Financial Position
June 30, 2017

ASSETS		
Cash	$	112,621
Deposits with clearing broker		50,025
Deposits with CRD		130
Employee advances & notes		49,546
Secured Demand Note - CD		20,000
Total Assets	$	232,322
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	67,768
Accrued vacation		7,798
Accruals and taxes payable		2,002
Due to related party		12,504
Subordinate Secured Demand Note		20,000
Total Current Liabilities		110,072
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(293,290)
Total Stockholders' Equity		122,250
Total Liabilities and Stockholders' Equity	$	232,322

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Income
Year Ended June 30, 2017

REVENUES		
Commissions	$	686,617
Miscellaneous		121
Interest		2,789
Total Revenue		689,527
EXPENSES		
Commissions		385,940
Employee compensation and benefits		131,343
Occupancy and equipment rental		42,978
Taxes		36,356
Communications		3,151
Other operating expenses		65,680
Total Expenses		665,448
PROFIT BEFORE TAXES		24,079
FEDERAL INCOME TAXES		(5,368)
NET PROFIT	$	18,711
Gain per share, basic and diluted	$	0.16
Weighted average common shares outstanding, basic and diluted		115,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2017

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (312,001)	$ 103,539
ADD (DEDUCT):				
Net profit	-	-	18,711	18,711
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (293,290)	$ 122,250

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Statement of Changes in Liabilites Subordinated to Claims of General Creditors
June 30, 2017

Balance, beginning of period - July 1, 2016:	20,000
Increases	
(Decreases)	
Balance, end of period - June 30, 2017:	20,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	18,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Accounts receivable		
Employee advances		1,129
Deposit account with clearing broker		(16)
Deposit with CRD		(75)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		11,405
Due to related party		5,368
Net cash provided by operating activities		36,522
NET INCREASE (DECREASE) IN CASH		36,522
CASH, BEGINNING OF YEAR		76,099
CASH, END OF YEAR	$	112,621
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	1,000
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2017, a total of $7,798 had been accrued for future compensated absences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments

The Company follows the guidance of ASC Topic 815 Derivatives and Hedging. This standard establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2017, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment

Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is updated annually.

Earnings (losses) per share

Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted earnings per share, $.16 as of June 30, 2017, are the same due to the absence of common stock equivalents.

Revenue Recognition and Related Expenses

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

30, 2017 was $ 385,940 which includes all commissions paid to the Company's securities representatives.

Securities Transactions
Securities transactions are recorded on a settlement date basis.

Income Taxes
Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Note 5. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2017.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements

A review of all of the accounting pronouncements for the period was done and none appeared to apply to Selkirk Investments for this year, but would like to mention the following that will be effective in the year:

In February 2016, the Financial Accounting Standards Board ("FASB") issued new guidance for leases that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial position. This new guidance will be effective on December 15, 2018. The Company does anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.

In September 2014, the Financial Accounting Standards Board ("FASB") issued a new guidance for revenue from contracts with customers. The core principal of the guidance

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new guidance will be effective on December 15, 2018. The Company does not anticipate the adoption of this new guidance to have a material impact on the Company's financial statements.
The Company will continue to review Accounting Standard Updates for any possible active effects upon the Company's financial statements or related disclosures.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2017, Selkirk had net capital of $92,474 which is $42,474 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 97.4 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 4 - FEDERAL INCOME TAX Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis. All taxes are filed under Washington State tax jurisdicition along with all federal taxes. Subsequently the last three years of tax returns dating back to 2013 are open for examination.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis at its anticipated federal tax rate of 15%, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 *Regulated Operations,* the Company had a tax liability for the fiscal year ended June 30, 2017 of $5,368 from the current year's estimated taxable income.

At June 30, 2017, Selkirk's parent company had not filed the calendar year 2016 tax return. As such, Selkirk has an increased tax liability, represented in part by its tax liability carried over from the prior period in the amount of $7,136 the balance of $12,504, due to EFGI, will either be paid in subsequent years or further reduced by subsequent losses.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2017

NOTE 5 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 6. During the period ended June 30, 2017, lease payments totaled $522.

As of June 30, 2017 the following was owed to Selkirk:

Employee advances due from officers:	$	3,844
Notes receivable due from officers:	$	45,702

As of June 30, 2017, Selkirk owed the parent corporation $12,504 for prior period tax benefits under the consolidated tax filing.

As of June 30, 2017, Selkirk owed $20,000 to an officer of the Company under a secured demand note agreement, which is collaterized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $11 and the total interest paid to the officer was $1000. The borrowings under the subordination agreement originally dated June 26, 2014, was automatically extended to June 26, 2018.

The secured demand note is covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Selkirk leases office space, furniture and fixtures, a postage machine, computer and a copier under the terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2017 were $37,255, $522, $652, $2,869 and $1,680 respectively. A five year lease for office space was agreed upon on July 23, 2014, which calls for monthly payments of $3,110. It expires on August 31, 2019. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $ 40, and is in effect until November, 2017. The Company acquired a postage machine, which calls for quarterly payments of $150 and was in effect until May of 2011 and has been on a quarterly payment since then. The lease for computer equipment, calls for monthly payments of $220 which is in effect until September, 2018. The company leased a copier with monthly payments of $125 which is in effect till August, 2019.

The lease commitments for the subsequent fiscal years ending June 30 are as follows:

2018	$40,800
2019	$25,880

NOTE 7 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2017 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

NOTE 8 – SUBSEQUENT EVENTS

As of June 30th, 2017 and August 28th, 2017, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and there were no events that would require disclosure in these financial statements.





A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Selkirk Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Selkirk Investments, Inc. and SIPC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating Selkirk Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. Selkirk Investments, Inc.'s management is responsible for Selkirk Investments Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017 with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting those adjustments, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
August 28, 2017





Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Selkirk Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report – Schedule of Computation of Reserve Requirement of "Special reserve Bank Account for Exclusive Benefit of Customers" and Information of Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the American Institute of Certified Public Accountants (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
August 28, 2017

Selkirk Investments, Inc. Exemption Report
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Selkirk Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Selkirk Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2016.
- Selkirk Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducting broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requiremnts of Rule 17 a-3 and Rule 17 a-4, as are customarily made and kept by a clearing broker or dealer.

- Selkirk Investments, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of July 1, 2016 through June 30, 2017 without exeption.

The above statements are true and correct to the best of my and the Firm's knowledge.



Robert B. Clark
President

SELKIRK INVESTMENTS, INC.
Computation of Net Capital Under Rule 15 C3-1
June 30, 2017

NET CAPITAL:		
Total stockholders' equity	$	122,250
Liabilities subordinated to claims of general creditors allowable		20,000
Non-allowable receivable		(49,676)
Haircut on subordinated securities borrowings		(100)
NET CAPITAL AT JUNE 30, 2017	$	92,474
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	90,073
Interest payable to subordinated lenders		(11)
TOTAL AGGREGATE INDEBTEDNESS	$	90,062
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	92,474
Less: minimum net capital required		(50,000)
Net capital in excess of minimum requirement	$	42,474
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		97.40

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2017

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	90,062
Net audit adjustments:	
None	-
Aggregate indebtedness as computed on page 16	$90,062

NET CAPITAL:

Net capital as reported by registrant	$92,474
Net audit adjustments:	
None	-
Net capital as computed on page 16	$92,474
Debt to Equity	97.40%

The accompanying notes are an integral part of these financial statements.